January 23, 2009

Anthony L. Dowling
Associate General Counsel
Jackson National Life Insurance Company
1 Corporate Way
Lansing, Michigan 48951

Re: Jackson National Separate Account I
Jackson National Life Insurance Company
Initial Registration Statement on Form N-4
File Nos. 333-155675 and 811-8664

Dear Mr. Dowling:

The staff has reviewed the above-referenced registration statement, which the Commission received on November 25, 2008. We have given the registration statement a selective review based on your representation that this filing is substantially similar to another Jackson National Life Insurance Company variable annuity product, File Nos. 333-70472, 811-8664, that was previously reviewed by the staff. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement for File No. 333-155675.

**1. Cover Page** (p. 1)

a. Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

b. Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

**2. Glossary** (p. 2)

Please clarify the definition of Completed Year, *i.e.*, whether the term includes the first year contract anniversary.

**2. Owner Transaction Expenses Table** (pp. 4-5)

a. Please clarify (at page 4) the base upon which the recapture charge is imposed, *i.e.*, the reference to "corresponding premiums withdrawn."

b. Please put the last clause of the second sentence of footnote 2 to this table into plain English.

**2. Total Annual Fund Operating Expenses** (pp. 17-19)

Please provide updated fund operating expense tables for staff review and confirm to staff that the range of total annual fund operating expenses does not reflect any waiver or reimbursement arrangements. *See* Form N-4, Item 3, Instruction 18.

**3. Example** (pp. 19-20)

a. Please provide an updated example for staff review and confirm to staff that the fee figures in the example do not reflect any incremental increase attributable to the contract enhancement that would be credited based on a $10,000 investment. *See* Form N-4, Item 3, Instruction 21.

b. Please confirm to staff that the examples do not include any fee waivers or reimbursements. *See* Form N-4, Item 3, Instruction 21.

**4. Investment Divisions** (pp. 24-36)

Please provide updated disclosure concerning the Investment Divisions for staff review. *See* Form N-4, Item 5(c).

**5. Withdrawal Charge** (pp. 38-39)

a. The disclosure (at page 38) states that no withdrawal charge will be imposed on earnings. Please clarify whether the Contract Enhancement is considered earnings for purposes of calculating the withdrawal charge or the free withdrawal amount. Please also clarify the reference to "remaining Contract Enhancements allocated to those accounts" (at the second bullet at page 38).

b. Please clarify (at page 39) the reference to "income payments" in the first bullet of the list of circumstances when a withdrawal charge is not assessed.

**6. Contract Enhancement Recapture Charge** (p. 40)

a. Please add a statement to this section as well as to the Contract Enhancement section (at pp. 64-65) that the Registrant has filed an application with the Commission requesting the required exemptive relief to permit the offering of the proposed contract enhancement and its recapture and that the Registrant will not effect any recapture unless and until the Commission has issued an order approving the pending bonus recapture application.

b.  Please clarify the base for the recapture charge described at the beginning of the recapture charge schedule (at page 40) and ensure that that description is consistent with the description in the Transaction Expenses table.

c.  Please clarify how the recapture charge will be imposed, *i.e.*, upon amounts remaining in the contract or from withdrawals or income payments.

d.  Please be advised that the staff will not accelerate registration statements with provisions for recapture of contract enhancements until the appropriate exemptive relief has been granted.

**7.  Contract Enhancements** (pp. 64-65)

a.  Please clarify in the first sentence of this section (on page 64) whether the "additional amount" referred to is the "contract enhancement."

b.  Please give examples of how the Contract Enhancement and adjusted premiums will be calculated as described at the top of page 65, or alternatively clarify and supplement the examples in Appendix B as discussed below.

c.  Please clarify (at the top of page 65) the term "adjusted premium."  For example, please clarify the phrase "to date" and the reference to recapture charges. Please give examples of how the adjusted premium would be calculated both at the start of the contract and as premiums and withdrawals occur during the first contract year or alternatively clarify and supplement the examples in Appendix B as discussed below.

d.  Please put the description of the additional 2% Contract Enhancement (at page 65) into plain English and give examples of how that additional enhancement will be calculated.  Please clarify how the "additional Contract Enhancement" relates to the "Contract Enhancement" and consider using a more descriptive name for the former to distinguish it from the latter.  Please give examples including an example of how recapture will be imposed where an additional Contract Enhancement has been added to contract value.

e.  The fee table lists maximum recapture at 6%.  Please confirm supplementally that the additional 2% will not be recaptured.  Otherwise, please revise the fee table accordingly.

f.  The disclosure states (at page 65) that a recapture charge will be imposed if a contractowner elects to receive payment under an income option.  Please clarify the reference to income option and how the recapture charge will be imposed in that scenario.  Please consider listing all such income options.

     g.  Please reference that recapture charge schedule in this section.

     h.  Please disclose in this section that both withdrawal charges and recapture charges may apply in some situations and give examples or alternatively clarify and supplement the examples in Appendix B as discussed below.

## 8.  Required Minimum Distributions (p. 89)

Please put the last sentence of the first paragraph of the Required Minimum Distritubtion (RMD) Calculation section into plain English.  Please also explain whether the contractowner will be notified if the RMD limit has been exceeded for purposes of the imposition of withdrawal charges.

## 9.  Contract Enhancement Recapture Charge Prospectus Examples – Appendix B

     a.  Please clarify Example 1.  For example:

     (i) clarify throughout the example how the figures for "Adjusted Premium," "Net Return," and  "Premium withdrawn" were obtained;

     (ii) insert figures throughout the example to show how the Earnings amounts were obtained;

     (iii) clarify the term "grossed up;"

     (iv) clarify why Earnings and Premium withdrawn are added together for purposes of applying the withdrawal charge and the recapture charge;

     (v) show how the withdrawal charge and recapture charge were calculated;

     (vi) consider whether using "Total Net Withdrawals" as the end point of the example is the best way to illustrate the recapture proposed in this filing;

     (vii) clarify (at B-2) the phrases "Withdrawal Charge Contribution" and "Recapture Charge Contribution;"

     (viii) define (at B-2) the term "Contribution Year" and explain how it relates to "Completed Years" as used in the Recapture Charge schedule (at page 40) and the Withdrawal Charge schedule (at page 38);

     (ix) show how the Contract Enhancement was calculated for 12/1/2008; and

(x) clarify (at B-2) how the Free Withdrawal amount was determined and explain more fully the last part of the example (on the 11/1/2010 date).

b.  Please explain to staff the location of Example 2 that is described in the second introductory paragraph of Appendix B.

**10.  Power of Attorney** (Part C)

Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement.  *See* Rule 483(b) of the 1933 Act.

**11.  Financial Statements, Exhibits, and Other Information**

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

**12.  Tandy Representations**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*

     Please respond to these comments with a letter to me and pre-effective amendments to the registration statements.  If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

     Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved.  Therefore, we reserve the right to comment further on the registration statement and any amendments to it.  After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statement, as amended.

     If you have any questions, please call me at (202) 551-6762.  My facsimile number is (202) 772-9285.  Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-4644.

                    Sincerely,

                    Ellen J. Sazzman
                    Senior Counsel
                    Office of Insurance Products